NITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

PE

For the Period Ended: **April 30, 2002** File No.: **0-30706**

ACTIVE ASSETS & ASSOCIATES INC.
(Name of Registrant)

830 – 355 Burrard Street, Vancouver, B.C. V6C 2G8, CANADA
(Address of principal executive offices)

1. BC Form 51-901F, Quarterly Report, and unaudited financial statements for the nine months ended August 31, 2001.
2. News Release dated February 19, 2002.
3. BC Form 51-901F, Year End Report, and audited financial statements for the fiscal year ended November 30, 2001.
4. Notice and Information Circular for annual general meeting to be held on May 30, 2002.
5. BC Form 51-901F, Quarterly Report, and unaudited financial statements for the three months ended February 28, 2002.
6. News Release dated April 29, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 40-F ____ FORM 20-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES ____ NO X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIVE ASSETS & ASSOCIATES INC.
(Registrant)

April 30, 2002 By: /s/ Simon Ridgway
Date Director

X:\AAA\Filings\SEC\Form6KApr23'02DRAFT.doc

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ACTIVE ASSETS & ASSOCIATES INC.	**August 31, 2001**	**01 10 29**

ISSUER ADDRESS
401 - 409 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 1T2**	**(604) 682-1514**	**(604) 688-5288**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon Ridgway	**Director**	**(604) 688-5288**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@activeassets.com	**n/a**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Simon Ridgway	01 10 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Henry Neugebauer	01 10 29

ACTIVE ASSETS

AUGUST 31, 2001 QUARTERLY REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See accompanying unaudited consolidated financial statements for the nine months ended August 31, 2001.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Statement of Operations in Schedule A, Financial Statements.

2. Related Party Transactions: - Nil.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Nil							

(b) Options Granted

Date Granted	Number	Name of Optionee	Exercise Price	Expiry Date
Nil				

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized share capital: 50,000,000 common shares without par value.
(b) Shares issued and outstanding: 11,621,560 common shares, with a recorded value of $6,543,565.
(c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Stock options	55,000	$0.39	Nov. 5, 2001
Stock options	165,000	$0.39	Sept. 10, 2002
Stock options	25,000	$0.25	Feb. 7, 2004
Stock options	47,000	$0.30	Feb. 9, 2004

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Stock options	170,000	$0.75	Nov. 23, 2004
Stock options	110,000	$0.75	Feb. 7, 2005
Stock options	50,000	$1.25	May 31, 2005
Stock options	100,000	$1.32	Aug. 20, 2005
Stock options	55,000	$0.50	Oct. 30, 2005
Warrants	638,927	$0.90	Dec. 19, 2001
Warrants	585,714	$0.90	Dec. 21, 2001

(d) Shares held subject to escrow agreement: 375,000
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Mario Szotlender	Director & President
Simon T. Ridgway	Director
Henry E. Neugebauer	Director
Tim R. Osler	Director
Sally Whittall	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS
(for the nine month period ended August 31, 2001

Although the Company is presently inactive, management of the Company is continuing to discuss the Active Assets business concept with traditional auctioneers and other parties who may be interested in our network of auctioneers and dealers. Management has maintained its relationship with our Spanish, and North and South American partners who, in turn, are continuing to express support and interest in the association. In addition, the Company is currently in discussions with iXL to resolve outstanding issues between the companies.

The Company's annual general meeting was held on May 30, 2001. The members approved a blanket resolution authorizing the directors to effect a share consolidation, in the event the directors deem it to be in the best interests of the Company. At the present time, a consolidation is not being contemplated.

As of August 31, 2001, the Company had a working capital deficiency of approximately $2.4 million. No financings were completed in the past three quarters; however, US$10,000 was received in April, 2001 as a non-refundable down payment on a potential sale of the ActiveAssets business concept. The proposed transaction was terminated due to the buyer's financing difficulties. Ongoing corporate overhead costs continue to be restricted to meeting the Company's regulatory obligations, and, if necessary, will be covered by shareholders' loans.

ON BEHALF OF THE BOARD OF DIRECTORS

Mario Szotlender, President

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2001

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	August 31, 2001	August 31, 2000
ASSETS		
CURRENT		
Cash and short-term deposits	$ 12,407	$ 23,229
Short term investments	-	48,000
Advances and other receivables	-	255,414
	12,407	326,643
CAPITAL ASSETS	29,289	163,058
	$ 41,696	$ 489,701
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 1,136,696	$ 1,501,417
Shareholders' advances	1,275,538	-
Subscriptions received	-	738,333
	2,412,234	2,239,750
DEFICIT LESS CAPITAL STOCK		
DEFICIT	(8,913,503)	(8,331,115)
CAPITAL STOCK	6,542,965	6,581,066
	(2,370,538)	(1,750,049)
	$ 41,696	$ 489,701

APPROVED BY THE DIRECTORS:

_________________________, Director
Simon T. Ridgway

_________________________, Director
Henry E. Neugebauer

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE NINE MONTHS ENDED AUGUST 31, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	August 31, 2001 (9 Months)	August 31, 2000 (9 Months)
DEFICIT - BEGINNING OF PERIOD	$8,877,237	$2,436,885
Net loss for the period	36,266	5,894,230
DEFICIT - END OF PERIOD	$8,913,503	$8,331,115

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED AUGUST 31, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	August 31, 2001 (9 Months)	August 31, 2000 (9 Months)
REVENUE		
Interest and other income	$ 16,462	$ 10,319
EXPENSES		
Accounting and legal	370	20,600
Administration fees	-	40,697
Amortization	8,503	3,757
Bank charges and interest	285	3,986
Communications	547	-
Foreign exchange	448	-
Office and miscellaneous	1,485	587
Promotion and shareholder communications	380	15,212
Regulatory and transfer agent fees	10,921	17,816
Rent and utilities	-	7,346
Sponsorship	-	17,730
	22,939	127,731
LOSS FROM CONTINUING OPERATIONS	$ 6,477	$ 117,412
DISCONTINUED OPERATIONS - INTERNET AUCTION SITE DEVELOPMENT		
REVENUE	$ -	$ 10,515
EXPENSES		
Accounting, legal and professional	6,055	266,914
Amortization	-	38,694
Associates	-	119,451
Bank charges and interest	345	942
Brochures and marketing	-	823,162
Communications	4,627	154,913
Consulting	-	282,915
Office and miscellaneous	406	145,130
Rent and utilities	-	139,068
Salaries and benefits	15,575	1,246,051
Travel	1,281	464,794
Website development	1,500	2,105,299
	29,789	5,787,333
LOSS FROM DISCONTINUED OPERATIONS	$ 29,789	$ 5,776,818
NET LOSS FOR THE PERIOD	$ 36,266	$ 5,894,230
LOSS PER SHARE BEFORE CONTINUING OPERATIONS	$ 0.001	$ 0.013
LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$ 0.003	$ 0.615
NET LOSS PER SHARE	$ 0.003	$ 0.628
WEIGHTED AVERAGE NUMBER OF SHARES	11,621,560	9,389,501

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED AUGUST 31, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	August 31, 2001 (9 Months)	August 31, 2000 (9 Months)
OPERATING ACTIVITIES		
Loss for the period from continuing operations	$ (6,477)	$ (117,412)
Item not involving cash		
Amortization	8,503	3,757
	2,026	(113,655)
Loss for the period from discontinued operations	(29,789)	(5,776,818)
Item not involving cash		
Amortization	-	38,694
	(29,789)	(5,738,124)
Changes in non-cash working capital items	(9,643)	1,203,303
	(37,406)	(4,648,476)
FINANCING ACTIVITIES		
Net proceeds on issuance of capital stock	(600)	3,209,925
Proceeds from subscription received	-	738,333
Shareholders' advances	20,000	-
	19,400	3,948,258
INVESTING ACTIVITIES		
Proceeds on sale of short term investment	7,300	-
Acquisition of subsidiary, net of cash acquired	-	(32,441)
Acquisition of capital assets	-	(79,273)
	7,300	(111,714)
DECREASE IN CASH	(10,706)	(811,932)
Cash - beginning of period	23,113	835,161
CASH - END OF PERIOD	$ 12,407	$ 23,229

ACTIVE ASSETS

NEWS RELEASE **February 19, 2002**

DEBT SETTLEMENTS

Active Assets & Associates Inc. has reached an agreement whereby iXL has cancelled its invoice to AAA in the approximate amount of $1,800,000 in connection with the building of the Company's proposed auction website. Accordingly, the Company's financial statements will no longer include this amount as a contingent liability, and AAA will not take any action against iXL regarding the website.

The Company also announces that, in order to clear up other outstanding liabilities, it will offer to settle debts owing to creditors in the aggregate amount of $536,184 by the issuance of shares. According to the policies of the Canadian Venture Exchange, the minimum debt/share conversion price is $0.10, and the shares will have a four-month hold period. The issuance of the shares is subject to Exchange acceptance.

At the same time, management of ActiveAssets is seeking new opportunities for the Company in the resource sector. Any new acquisitions by the Company will likely be accompanied by an equity financing and a consolidation of its share capital. The shareholders of ActiveAssets approved a possible share consolidation and change of name of the Company at the annual general meeting held in May, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"signed"*
Mario Szotlender, President

CONTACT INFORMATION:
355 Burrard Street, Suite 830
Vancouver, BC V6C 2G8, Canada
Tel: 604-688-5288
Fax: 604-682-1514

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ACTIVE ASSETS & ASSOCIATES INC.	**November 30, 2001**	**02 04 16**

ISSUER ADDRESS
355 Burrard Street, Suite 830

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 1T2**	**(604) 682-1514**	**(604) 688-5288**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon Ridgway	**Director**	**(604) 688-5288**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
n/a	**n/a**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	Mario Szotlender	**02 04 16**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	Simon Ridgway	**02 04 16**

ACTIVE ASSETS

NOVEMBER 30, 2001 YEAR END REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See accompanying audited consolidated financial statements for the fiscal year ended November 30, 2001.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Statement of Operations in Schedule A, Financial Statements.

2. Related Party Transactions: - See Note 7 in Schedule A, Financial Statements.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Nil							

(b) Options Granted

Date Granted	Number	Name of Optionee	Exercise Price	Expiry Date
Nil				

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized share capital: 50,000,000 common shares without par value.
(b) Shares issued and outstanding: 11,621,560 common shares, with a recorded value of $6,543,565.
(c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Stock options	165,000	$0.39	Sept. 10, 2002
Stock options	25,000	$0.25	Feb. 7, 2004
Stock options	47,000	$0.30	Feb. 9, 2004
Stock options	170,000	$0.75	Nov. 23, 2004
Stock options	110,000	$0.75	Feb. 7, 2005
Stock options	50,000	$1.25	May 31, 2005
Stock options	100,000	$1.32	Aug. 20, 2005
Stock options	55,000	$0.50	Oct. 30, 2005

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Warrants	638,927	$0.90	Dec. 19, 2001
Warrants	585,714	$0.90	Dec. 21, 2001

(d) Shares held subject to escrow agreement: 375,000
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Mario Szotlender	Director & President
Simon T. Ridgway	Director
Henry E. Neugebauer	Director
Tim R. Osler	Director
Sally Whittall	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS (for the fiscal year ended November 30, 2001)

During the past fiscal year, management of the Company continued to discuss the Active Assets business concept with traditional auctioneers and other parties who may be interested in our network of auctioneers and dealers. No agreements resulted from these discussions. In November, 2001, the Company reached an agreement whereby iXL Inc. has cancelled its invoice to Active Assets in the approximate amount of $1,800,000 in connection with the building of the Company's proposed auction website. Accordingly, the Company's financial statements no longer include this amount as a contingent liability, and AAA will not take any action against iXL regarding the website.

In order to clear up other outstanding liabilities, the Company is signing agreements to settle debts owing to creditors totaling approximately $540,000 by the issuance of shares. In accordance with the policies of the Canadian Venture Exchange, the minimum debt/share conversion price will be $0.10, and the shares will have a four-month hold period. The issuance of the shares is subject to Exchange acceptance.

At the last annual general meeting held in May, 2001, the shareholders of Active Assets approved a possible share consolidation and change of name of the Company. Management is now in the process of effecting the consolidation and changing the Company name to "Focus Ventures Ltd.".

Thereafter, the Company will formally delay the requirement to repay any portion of existing shareholders' loans in the total amount of $1,275,537 by issuing to such shareholders convertible debentures having a conversion deadline of two years. The debentures will pay no interest, and will be convertible into 1,275,537 units at a deemed price of $1.00 per unit. Each unit will consist of one post-consolidated share and a warrant to purchase one share at $1.00, exercisable for one year. If the Company's shares trade, prior to the conversion deadline, over $1.00 for 15 consecutive trading days, then the debentureholders will have the option to have their debentures converted at that time. The Company may pay off the loans in cash at any time prior to conversion.

Once the foregoing transactions have been completed, management believes that the Company will be in a position to attract equity financing, which in turn will allow it to return to the resource sector and conduct exploration work on a property of merit. Management is presently negotiating to secure private placement funding for the Company in the very near future.

As of November 30, 2001, the Company had a working capital deficiency of approximately $2.46 million. No financings were completed in the past year; however, US$10,000 was received in April, 2001 as a non-refundable down payment on a potential sale of the ActiveAssets business concept. The proposed transaction was terminated due to the buyer's financing difficulties. Until the Company completes its proposed reactivation plans as outlined above, ongoing corporate overhead costs will continue to be restricted to meeting the Company's regulatory obligations.

Management wishes to express its thanks to the Company's shareholders and creditors for their continued support and patience, and look forward to seeing the year 2002 as a new beginning for your Company.

ON BEHALF OF THE BOARD OF DIRECTORS

"signed"

Mario Szotlender, President

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements and related data are the responsibility of management. Management is responsible for ensuring that the financial statements are prepared in accordance with accounting principles generally accepted in Canada.

The integrity of the financial reporting process is also the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes decisions affecting the measurement of transactions in which estimates or judgements are required to determine the amounts reported.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting. The Board has responsibility for reviewing and approving the financial statements.

The Audit Committee has responsibility for reviewing the annual financial statements and the external auditors' report and recommending the annual financial statements to the board of directors for approval.

The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have free access to management, and the Audit Committee.

Mario Szotlender (Signed) President

CAMPBELL, SAUNDERS & CO.
Chartered Accountants

NEXIA
INTERNATIONAL

AUDITORS' REPORT

To: The Shareholders of **Active Assets & Associates Inc.**

We have audited the consolidated balance sheet of **Active Assets & Associates Inc.** as at November 30, 2001 and November 30, 2000 and the consolidated statements of operations, deficit, cash flows and changes in shareholders' equity (deficiency) for the years ended November 30, 2001, November 30, 2000 and November 30, 1999 and for the period from inception to November 30, 2001. These financial statements, expressed in Canadian dollars are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and November 30, 2000 and the results of its operations, cash flows and changes in shareholders' equity (deficiency) for the years ended November 30, 2001, November 30, 2000 and November 30, 1999 and for the period from inception to November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended November 30, 2001 and for the period from inception to November 30, 2001 and assets and shareholders' deficiency as at November 30, 2001 and 2000 to the extent summarized in Note 14 to the consolidated financial statements.

Campbell Saunders & Co.
CHARTERED ACCOUNTANTS

Vancouver, B.C.
April 3, 2002

COMMENTS BY AUDITORS' FOR U.S. READERS ON
CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1. Our report to the shareholders is expressed in accordance with Canadian Reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Campbell Saunders & Co.
CHARTERED ACCOUNTANTS

Vancouver, B.C.
April 3, 2002

650 West Georgia Street, Suite 1200, P.O. Box 11544, Vancouver, B.C. V6B 4N7
Telephone: 604 681 5500 Fax: 604 685 7100

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

ASSETS

	2001	2000
CURRENT		
Cash and short term deposits	$ 6,162	$ 23,113
Short term investment (Note 3)	-	7,300
Advances and other receivables	750	2,164
	6,912	32,577
CAPITAL ASSETS (Note 4)	26,454	37,792
	$ 33,366	$ 70,369

LIABILITIES

	2001	2000
CURRENT		
Accounts payable and accrued liabilities	$ 1,197,397	$ 1,148,503
Loan advances (Notes 5 and 8)	1,275,538	1,255,538
	2,472,935	2,404,041

DEFICIT LESS CAPITAL STOCK

	2001	2000
DEFICIT	(8,983,134)	(8,877,237)
CAPITAL STOCK (Note 6)		
Common shares, without par value		
2001 - 50,000,000 authorized, 11,621,560 issued		
2000 - 50,000,000 authorized, 11,621,560 issued	6,543,565	6,543,565
	(2,439,569)	(2,333,672)
	$ 33,366	$ 70,369

CONTINUANCE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

Mario Szotlender (Signed) Director

Simon Ridgway (Signed) Director

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF DEFICIT
(Expresed in Canadian Dollars)

	Cumulative Inception to November 30, 2001	Year Ended November 30, 2001	2000	1999
BALANCE - BEGINNING OF PERIOD	$ -	$8,877,237	$2,436,885	$ 284,655
Net loss for the period	8,983,134	105,897	6,440,352	2,152,230
BALANCE - END OF PERIOD	$8,983,134	$8,983,134	$8,877,237	$2,436,885

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Cumulative Inception to November 30, 2001	Year ended November 30, 2001	2000	1999
REVENUE	$ -	$ -	$ -	$ -
EXPENSES				
Accounting and legal	98,530	6,370	27,466	41,644
Administration fees (Note 7)	180,726	-	54,262	38,436
Amortization	41,252	11,338	27,041	922
Bank charges	8,675	645	5,315	902
Communications	7,563	-	-	1,613
Foreign exchange	2,805	438	259	436
Management fees (Note 7)	83,000	-	-	17,500
Office and miscellaneous	22,821	2,324	783	7,621
Promotion and shareholder communications	53,001	1,557	16,648	7,680
Regulatory and transfer agent fees	78,196	12,651	20,974	27,949
Rent and utilities	63,877	-	8,802	15,640
Travel	5,146	-	-	3,153
Sponsorship	38,230	-	17,730	20,500
	683,822	35,323	179,280	183,996
LOSS FROM CONTINUING OPERATIONS BEFORE OTHER ITEMS	(683,822)	(35,323)	(179,280)	(183,996)
Interest and other income	71,777	16,520	11,823	4,853
Loss on sale of short term investment	(14,545)	-	(14,545)	-
Write down of short term investment	(4,380)	-	(4,380)	-
LOSS FROM CONTINUING OPERATIONS	(630,970)	(18,803)	(186,382)	(179,143)
DISONTINUED OPERATIONS - INTERNET AUCTION SITE DEVELOPMENT (Note 8)				
REVENUE	10,515	-	10,515	-
EXPENSES				
Accounting, legal and professional	325,223	13,903	311,320	-
Amortization	75,607	-	75,607	-
Associates	202,749	-	202,749	-
Bad debts	37,337	-	37,337	-
Bank charges and interest	1,620	21	1,599	-
Brochures and marketing	856,006	9,300	846,706	-
Communications	200,623	4,934	195,689	-
Consulting	297,283	14,368	282,915	-
Foreign exchange loss (gain)	5,005	15,974	(10,969)	-
Office and miscellaneous	171,755	844	170,911	-
Rent and utilities	181,312	-	181,312	-
Salaries and benefits	1,365,259	23,125	1,342,134	-
Travel	526,501	4,625	521,876	-
Website development	3,359,498	-	2,105,299	1,254,199
	7,605,778	87,094	6,264,485	1,254,199
	(7,595,263)	(87,094)	(6,253,970)	(1,254,199)

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (Cont'd)
(Expressed in Canadian Dollars)

	Cumulative Inception to November 30, 2001	Year ended November 30,		
		2001	2000	1999
DISCONTINUED OPERATIONS - MINERAL EXPLORATION (Note 8)				
Deferred exploration costs written-off	(683,876)	-	-	(664,367)
Loss on disposal of mineral property	(48,052)	-	-	(48,052)
Property investigations	(24,973)	-	-	(6,469)
	(756,901)	-	-	(718,888)
LOSS FROM DISCONTINUED OPERATIONS	(8,352,164)	(87,094)	(6,253,970)	(1,973,087)
NET LOSS	$(8,983,134)	$ (105,897)	$(6,440,352)	$(2,152,230)
LOSS PER SHARE FROM CONTINUING OPERATIONS		$ (0.002)	$ (0.020)	$ (0.040)
LOSS PER SHARE FROM DISCONTINUED OPERATIONS		$ (0.007)	$ (0.660)	$ (0.442)
NET LOSS PER SHARE		$ (0.009)	$ (0.680)	$ (0.482)
WEIGHTED AVERAGE NUMBER OF SHARES		11,621,560	9,467,816	4,464,519

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Inception to November 30, 2001	Year Ended November 30, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period from continuing operations	$ (630,970)	$ (18,803)	$ (186,382)	$ (179,143)
Items not involving cash flows				
Amortization	41,252	11,338	27,041	922
Loss on sale of short term investment	14,545	-	14,545	-
Write-down of short term investment	4,380	-	4,380	-
	(570,793)	(7,465)	(140,416)	(178,221)
Loss for the period from discontinued operations	(8,352,164)	(87,094)	(6,253,970)	(1,973,087)
Items not involving cash flows				
Amortization	75,607	-	75,607	-
Deferred exploration costs written-off	683,876	-	-	664,367
Loss on disposal of mineral property	48,052	-	-	48,052
	(7,544,629)	(87,094)	(6,178,363)	(1,260,668)
Cash provided by (used for) changes in non-cash working capital items				
Advances and other receivables	101,573	1,414	106,124	3,321
Accounts payable	1,192,040	48,894	997,515	127,036
	1,293,613	50,308	1,103,639	130,357
	(6,821,809)	(44,251)	(5,215,140)	(1,308,532)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds on issuance of capital stock	6,325,065	-	4,551,174	433,345
Proceeds from subscription received	-	-	(1,378,749)	1,378,749
Loan advances	1,275,538	20,000	1,255,538	-
	7,600,603	20,000	4,427,963	1,812,094
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds on sale of short term investment	29,075	7,300	21,775	-
Acquisition of subsidiary, net of cash acquired (Note 9)	(32,441)	-	(32,441)	-
Exploration expenditures	(748,928)	-	-	(10,506)
Acquisition of capital assets	(20,338)	-	(14,205)	-
	(772,632)	7,300	(24,871)	(10,506)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,162	(16,951)	(812,048)	493,056
Cash and cash equivalents - beginning of period	-	23,113	835,161	342,105
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 6,162	$ 6,162	$ 23,113	$ 835,161
ANALYSIS OF CASH AND CASH EQUIVALENTS:				
Cash and short term deposits	$ 6,162	$ 6,162	$ 23,113	$ 835,161
CASH PAID FOR INTEREST	$ -	$ -	$ -	$ -
CASH PAID FOR INCOME TAXES	$ -	$ -	$ -	$ -

Supplemental disclosure for non-cash operating, investing and financing activities (Note 9).

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Shares	Price Per Share	Common Shares Issued and Fully Paid	Deficit Accumulated	Total
Balance-April 30, 1993	-		$ -	$ -	$ -
Issuance of shares for cash					
For escrow shares	750,000	$0.01	7,500	-	7,500
Loss for the period	-		-	21	21
Balance-November 30, 1993	750,000		7,500	21	7,521
Loss for the year	-		-	(1,122)	(1,122)
Balance-November 30, 1994	750,000		7,500	(1,101)	6,399
Issuance of share for cash					
For seed stock	829,600	0.25	207,400	-	207,400
Loss for the year	-		-	(2,637)	(2,637)
Balance-November 30, 1995	1,579,600		214,900	(3,738)	211,162
Issuance of shares for cash					
By way of public offering	1,500,000	0.60	900,000	-	900,000
Greenshoe option	225,000	0.60	135,000	-	135,000
Share issue costs	-		(159,354)	-	(159,354)
Loss for the year	-		-	(58,182)	(58,182)
Balance-November 30, 1996	3,304,600		1,090,546	(61,920)	1,028,626
Loss for the year	-		-	(119,485)	(119,485)
Balance-November 30, 1997	3,304,600		1,090,546	(181,405)	909,141
Issuance of shares for cash					
By way of private placement	357,143	0.70	250,000	-	250,000
Issuance of shares as consideration for deferred exploration costs	100,000	0.31	31,000	-	31,000
Loss for the year	-		-	(103,250)	(103,250)
Balance-November 30, 1998	3,761,743		1,371,546	(284,655)	1,086,891
Issuance of shares for cash					
By way of private placement	1,000,000	0.20	200,000	-	200,000
On exercise of share purchase options	25,500	0.39	9,945	-	9,945
On exercise of share purchase warrants	178,572	0.70	125,000	-	125,000
On exercise of share purchase warrants	262,500	0.40	105,000	-	105,000
Share issue costs	-		(6,600)	-	(6,600)
Loss for the year	-		-	(2,152,230)	(2,152,230)
Balance-November 30, 1999	5,228,315		1,804,891	(2,436,885)	(631,994)
Issuance of shares for cash					
By way of private placement	4,198,924	0.70	2,939,247	-	2,939,247
On exercise of share purchase options	83,250	0.71	59,013	-	59,013
On exercise of share purchase warrants	210,000	0.40	84,000	-	84,000
On exercise of share purchase warrants	1,402,857	0.90	1,262,571	-	1,262,571
On exercise of agent's share purchase warrants	248,214	0.90	223,393	-	223,393
Issuance of shares as consideration for acquisition of subsidiary	250,000	0.75	187,500	-	187,500
Share issue costs	-		(17,050)	-	(17,050)
Loss for the year	-		-	(6,440,352)	(6,440,352)
Balance-November 30, 2000	11,621,560		6,543,565	(8,877,237)	(2,333,672)
Loss for the year	-		-	(105,897)	(105,897)
Balance-November 30, 2001	11,621,560		$6,543,565	$(8,983,134)	$(2,439,569)

NOTE 1 - CONTINUANCE OF OPERATIONS

For the year ended November 30, 2001 the Company incurred a net loss of $105,897. As at November 30, 2001 the Company had a working capital deficiency of $2,466,023 and its liabilities exceeded its assets by $2,439,569. The Company's ability to continue is dependent upon the Company obtaining additional financing and negotiating settlement terms with its creditors.

The Company has discontinued its development of the international internet auction site due to unfavourable market conditions and lack of funds. The Company has no business activity, other than attempting to negotiate terms of settlement with certain creditors and raise sufficient funds to discharge its liabilities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all subsidiaries. All significant inter-company balances and transactions have been eliminated.

Deferred Exploration Costs

The Company defers all exploration and development costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned.

If production commences, these costs will be transferred to "producing mines", exploration and development costs and amortized over proven reserves against earnings on the unit-of-production method.

The amounts shown for deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

Administrative Expenditures

Administrative expenditures are expensed in the year incurred.

Amortization

The Company amortizes its capital assets over their estimated useful lives as follows:

On a declining-balance method:

Computer equipment	30%

Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

Research costs

Research costs relating to the internet auction site are expensed in the period in which they are incurred.

Development costs

Development costs relating to the internet auction site are charged as an expense of the period in which they are incurred except where certain specified criteria are met in which case they are deferred to future periods but only to the extent that their recovery can reasonably be regarded as assured. Development costs should be deferred to future periods if all of the following criteria are satisfied:

a) the product or process is clearly defined and the costs attributable thereto can be identified;

b) the technical feasibility of the product or process has been established;

(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

c) the management of the enterprise has indicated its intention to produce and market, or use, the product or process;

d) the future market for the product or process is clearly defined or, if it is to be used internally rather than sold, its usefulness to the enterprise has been established; and

e) adequate resources exist, or are expected to be available, to complete the project.

Foreign Currency Translation

Translation of foreign currency transactions and related financial statement items

At the transaction date, each asset, liability, revenue or expense arising from a foreign currency transaction is translated into Canadian dollars by the use of the exchange rate in effect at that date. At each balance sheet date, monetary items denominated in a foreign currency are adjusted to reflect the exchange rate in effect at the balance sheet date. At each balance sheet date, for non-monetary assets that are carried at market, the Canadian dollar equivalent is determined by applying the exchange rate in effect at the balance sheet date to the foreign currency market price.

An exchange gain or loss that arises on translation or settlement of a foreign currency denominated monetary item or a non-monetary item carried at market is included in the determination of net income for the current period.

Cash and Cash Equivalents

The Company considers to be cash equivalents all highly liquid debt instruments purchased having a maturity of three months or less.

Stock Options

Stock options are granted at fair market value. No compensation expense is recognized when stock options are granted to or exercised by directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A significant area requiring the use of management estimates is contingent liabilities. Actual results could differ from these estimates.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

NOTE 3 - SHORT TERM INVESTMENT

Short term investment comprise the following:

	2001	2000
36,500 shares in Novagold Resources Inc., at cost	$ -	$11,680
Write down to market value	-	(4,380)
	$ -	$ 7,300

NOTE 4 - CAPITAL ASSETS

	Costs	Accumulated Amortization	Net Book Value 2001	Net Book Value 2000
Computer equipment	$44,461	$18,007	$26,454	$37,792

(Expressed in Canadian Dollars)

NOTE 5 - LOAN ADVANCES

Loan advances are from shareholders and directors of the Company. At present they are unsecured, interest-free and have no fixed terms of repayment (Note 7). The Company is in the process of negotiating terms of settlement for the loans. They comprise the following:

Director	$ 186,336
Director	572,092
Shareholder	100,000
Shareholder	77,110
Company controlled by director	21,000
Director	131,000
Shareholder	130,000
Shareholder	58,000
	$1,275,538

NOTE 6 - CAPITAL STOCK

Authorized:
50,000,000 Common shares without par value

	November 30, 2001		November 30, 2000	
	Number of Shares	Amount	Number of Shares	Amount
BALANCE-BEGINNING OF YEAR	11,621,560	$6,543,565	5,228,315	$1,804,891
Shares issued during the year				
By way of private placement	-	-	4,198,924	2,939,247
On exercise of share purchase options	-	-	83,250	59,013
On exercise of share purchase warrants	-	-	1,612,857	1,346,571
On exercise of agent's share purchase warrants	-	-	248,214	223,393
For acquisition of subsidiary	-	-	250,000	187,500
	-	-	6,393,245	4,755,724
Share issue costs	-	-	-	(17,050)
BALANCE-END OF YEAR	11,621,560	$6,543,565	11,621,560	$6,543,565

Included in the issued shares are 375,000 common shares held in escrow (2000 - 375,000).

As at November 30, 2001, the following share purchase options were outstanding:

Type	Number	Exercise Price	Expiry Date
Directors	135,000	0.39	September 10, 2002
Employees	30,000	0.39	September 10, 2002
Employees	25,000	0.25	February 7, 2004
Employees	47,000	0.30	February 9, 2004
Employees	170,000	0.75	November 23, 2004
Employees	110,000	0.75	February 7, 2005
Employees	50,000	1.25	May 31, 2005
Employees	100,000	1.32	August 20, 2005
Employees	55,000	0.50	October 30, 2005
	722,000		

As at November 30, 2001, the following share purchase warrants were outstanding:

Number	Exercise Price	Expiry Date
638,927	0.90	December 19, 2001 (Note 13)
585,714	0.90	December 21, 2001 (Note 13)

(Expressed in Canadian Dollars)

NOTE 7 - RELATED PARTY TRANSACTIONS

Related party transactions comprise the following:

a) Included in administration fees is nil (2000 - $11,319, 1999 - $33,955) paid to a director and a company controlled by a director of the Company.

b) Included in administration fees is nil (2000 - $38,987, 1999 - nil) paid to a company which has certain common directors with the Company.

c) The Company incurred management fees of nil (2000 - nil, 1999 - $17,500) to a company controlled by a director.

d) Accounts payable and accrued liabilities include $291,022 (2000 - $297,524, 1999 - $85,000) in amounts owing to companies which have certain common directors with the Company. The majority of these amounts arose from the allocation of shared overhead expenses.

e) The Company has amounts owing to directors and shareholders (Note 5).

NOTE 8 - DISCONTINUED OPERATIONS

During the year ended November 30, 1999, the Company changed its business from a resource company exploring mineral properties to a company developing an international internet auction site for big ticket industrial equipment and excess inventory.

On February 4, 1999, the Company entered into an agreement with a team of computer technologists having expertise in the business of e-commerce and operating under the name, E-Stores Direct Corporation (E-Stores) and under the website www.CanadaDirect.com. The principals of E-Stores had started an internet business focusing initially on the sale of computer hardware on-line. The Company was granted the right and option to acquire 100% of E-Stores (E-Stores was a start-up company) and to enter into employment/development and marketing contracts with its principals.

Since February 4, 1999, the Company funded the operations of E-Stores, initially focusing on enhancement of the website and the marketing of products to be sold on-line. Subsequently the Company enlarged the business to include the development of an international auction website for big ticket industrial equipment and excess inventory.

On December 24, 1999 the Company exercised the option and acquired E-Stores in consideration of:

1. having funded E-Stores during the Development Period to a minimum of $450,000;

2. a) paying the principals of E-Stores $50,100 cash and issuing to them 250,000 in shares of the Company;

   b) reserving for allotment to the principals of E-Stores 3,000,000 performance shares in the capital of the Company, to be issued and earned out in accordance with the policies of the Canadian Venture Exchange (the "Exchange");

On March 15, 2000, the name of E-Stores was changed to Active Assets & Associates (Canada) Inc.

The fair value of assets acquired and liabilities assumed were as follows:

Cash	$ 17,659
Accounts receivable	102,323
Capital assets	122,975
Accounts payable	(5,357)
Total purchase price	237,600
Common shares issued by the Company	(187,500)
Cash of subsidiary acquired	(17,659)
Cash paid net of cash acquired	$ 32,441

The Company set up a United States subsidiary to develop the international internet auction site and network of associates.

During the year ended November 30, 2000, the Company discontinued its development of the international internet auction site in view of unfavourable market conditions and lack of funds.

(Expressed in Canadian Dollars)

NOTE 9 - SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

Significant non-cash transactions for the years ended November 30, 1999, November 30, 2000 and November 30, 2001 include:

	Cumulative Inception to November 30, 2001	Year Ended November 30,		
		2001	2000	1999
Short term investments received as proceeds on disposal of mineral property	$ 48,000	$ -	$ -	$48,000
Common shares issued as consideration for deferred exploration costs	$ 31,000	$ -	$ -	$ -
Common shares issued as consideration for acquisition of subsidiary	$187,500	$ -	$187,500	$ -

NOTE 10 - INCOME TAXES

As at November 30, 2001 the Company had Canadian non-capital losses of approximately $3,358,000 that may be applied against earnings of future years.

These non-capital losses expire as follows:

2002	$ 2,600
2003	58,100
2004	118,800
2005	82,600
2006	217,900
2007	2,877,500
2008	70,400
	$3,427,900

The Company has certain Canadian resource related expenditure pools totalling approximately $353,000 and other expenditure pools totalling $303,000 which may be carried forward with no expiry date and used to offset taxable income in future years. The possible income tax benefits of these non-capital losses and expenditure pools have not been reflected in these financial statements.

The Company had capital losses of approximately $4,247,000 that can be carried forward indefinitely with no expiration date.

NOTE 11 - FINANCIAL INSTRUMENTS

a) Fluctuations in Foreign Currency Exchange Rates

The Company is not exposed to significant foreign exchange risk and does not use foreign exchange forward contracts to hedge against foreign exchange risk.

b) Fair Value

Cash and short term deposits, advances and other receivables, accounts payable and accrued liabilities and loan advances.

Due to the short period to maturity of the instruments, the carrying values as presented in the balance sheet are reasonable estimates of fair value. The Company is attempting to negotiate terms of settlement for its obligations.

c) Interest rates

The Company is not exposed to significant interest rate risk due to the short term to maturity of its monetary current assets and current liabilities and the fact that the Company has no long term debt.

(Expressed in Canadian Dollars)

NOTE 12 - GEOGRAPHIC SEGMENTED INFORMATION

During the year ended November 30, 1999 the Company's business changed from the exploration of mineral resource properties to the development of an international internet auction site for big ticket industrial equipment and excess inventory. During the year ended November 30, 2000, the Company concentrated its effort on the development of the international internet auction site. This business was discontinued in 2000. All of the Company's assets are located in Canada as at November 30, 2001.

NOTE 13 - SUBSEQUENT EVENTS

On December 19, 2001 and December 21, 2001, all the outstanding warrants at November 30, 2001 expired without being exercised.

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States (U.S. GAAP):

a) Under Canadian GAAP all exploration expenses relating to mineral properties and areas of geological interest are deferred until the properties to which they relate are placed into production, sold or abandoned. Under U.S. GAAP these costs are not capitalized but expensed as incurred.

b) Stock-based Compensation

The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement encourages, but does not require companies to record the compensation cost for stock-based employee compensation plans at fair value at the grant date. The Company has chosen to adopt SFAS No. 123 in accounting for its stock option plan. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

The fair value of the options granted during the years ended November 30, 2000, November 30, 1999 and November 30, 1997 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2000	November 30, 1999	November 30, 1997
Expected life	5 years	5 years	5 years
Risk-free interest rate	5.5%	5.5%	4.5%
Volatility	205%	130%	78%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options are not traded and changes in the subjective input assumptions can materially affect fair value estimates. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options at the grant date.

The following is a summary of the stock based compensation plan during the years ended November 30, 2001 and November 30, 2000:

	Year ended November 30, 2001		Year ended November 30, 2000	
	Number of Share Purchase Options	Weighted Average Exercise Price	Number of Share Purchase Options	Weighted Average Exercise Price
Outstanding and exercisable at beginning of year	1,666,500	$0.73	713,500	$0.35
Granted	-	-	1,520,000	0.99
Exercised	-	-	(83,250)	0.71
Expired and/or cancelled	(944,500)	0.74	(483,750)	0.99
Outstanding and exercisable at end of year	722,000	0.72	1,666,500	0.73

(Expressed in Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

c) Under Canadian GAAP shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. Under U.S. GAAP escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair value of the shares at the time of their release from escrow and the shares original issue price (being the market price at that time) is accounted for as a compensation expense at the time the shares are released from escrow.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on certain specified criteria being met. At November 30, 1998 there were 750,000 common shares in escrow. At November 30, 1999, November 30, 2000 and November 30, 2001 there were 375,000 common shares in escrow.

e) Income taxes

Income taxes are calculated in accordance with the provisions set forth in SFAS No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are determined using an asset and liabilities approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities and gives immediate effect to changes in income tax laws.

The Company's deferred tax asset comprise the following at November 30:

	2001	2000	1999
DEFERRED TAX ASSETS			
Net operating loss carry forward	$ 1,535,000	$ 1,295,000	$ 98,000
Additions to resource and other pool balances	-	-	4,700
TOTAL DEFERRED TAX ASSETS BEFORE ALLOWANCE	1,535,000	1,295,000	102,700
VALUATION ALLOWANCE FOR DEFERRED TAX ASSETS	(1,535,000)	(1,295,000)	(102,700)
TOTAL DEFERRED TAX ASSETS	$ -	$ -	$ -

The Company has fully reserved the tax benefits of the amounts because the likelihood of realization of the tax benefits cannot be determined.

f) Statement of Financial Accounting Standards No. 121 (the statement), issued March, 1995 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. The statement is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Restatement of previously issued financial statements is not permitted. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are first applied and met.

The Company's long lived assets are capital assets (November 30, 2001 - $26,454, November 30, 2000 - $37,792). Application of the statement will accordingly not have a material effect on the Company's financial statements based on the carrying amounts of the long lived assets as at November 30, 2001 and November 30, 2000.

g) Comprehensive income

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the period, other than transactions with owners in their capacity as owners. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997. There are no comprehensive income and its components adjustments for the years ended November 30, 1999, 2000 and 2001.

(Expressed in Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

h) Research and Development

Under Canadian accounting principles research costs are expensed in the period in which they are incurred. Development costs are charged as an expense of the period in which they are incurred except where certain specified criteria are met in which case they are deferred to future periods but only to the extent that their recovery can reasonably be regarded as assured. Development costs should be deferred to future periods if all of the following criteria are satisfied:

a) the product or process is clearly defined and the costs attributable thereto can be identified;

b) the technical feasibility of the product or process has been established;

c) the management of the enterprise has indicated its intention to produce and market, or use, the product or process;

d) the future market for the product or process is clearly defined or, if it is to be used internally rather than sold, its usefulness to the enterprise has been established; and

e) adequate resources exist, or are expected to be available, to complete the project.

Under United States accounting principles research and development costs are expensed in the period in which they are incurred.

The above-mentioned difference between Canadian and United States accounting principles has no effect on these financial statements as the criteria for deferment under Canadian accounting principles were not met.

i) Market securities

In May 1993 the Financial Accounting Standards Board issued Statement No. 115 "Accounting for Certain Investments in Debts and Equity Securities". Statement No. 115 became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings (loss) for trading securities. The Company's marketable securities are classified as trading securities.

The impact of the above differences between Canadian and United States generally accepted accounting principles on balance sheet items is as follows:

	November 30, 2001			November 30, 2000		
	Balance Per Canadian GAAP	Adjustments	Balance Per U.S. GAAP	Balance Per Canadian GAAP	Adjustments	Balance Per U.S. GAAP
Current assets	$ 6,912	$ -	$ 6,912	$ 32,577	$ -	$ 32,577
Capital assets	26,454	-	26,454	37,792	-	37,792
	$ 33,366	$ -	$ 33,366	$ 70,369	$ -	$ 70,369
Current liabilities	$ 2,472,935	$ -	$ 2,472,935	$2,404,041	$ -	$ 2,404,041
Capital stock	6,543,565	2,257,923	8,801,488	6,543,565	2,257,923	8,801,488
Deficit	(8,983,134)	(2,257,923)	(11,241,057)	(8,877,237)	(2,257,923)	(11,135,160)
	$ 33,366	$ -	$ 33,366	$ 70,369	$ -	$ 70,369

(Expressed in Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the net loss is as follows:

		Cumulative Inception to November 30, 2001	Year ended November 30, 2001	2000	1999
Loss from continuing operations -Canadian GAAP		$ (630,970)	$ (18,803)	$ (186,382)	$ (179,143)
Loss from discontinued operations -Canadian GAAP		(8,352,164)	(87,094)	(6,253,970)	(1,973,087)
Net loss - Canadian GAAP		$ (8,983,134)	$ (105,897)	$ (6,440,352)	$ (2,152,230)
Adjustments to continuing operations:					
Loss from continuing operations -Canadian GAAP		$ (630,970)	$ (18,803)	$ (186,382)	$ (179,143)
Compensation expense on granting of stock options	(b)	(1,916,673)	-	(1,752,097)	(65,376)
Compensation expense resulting from the release of 375,000 common shares from escrow on May 21, 1999 (issue price of $0.01 per share, fair value on date of release of $0.92 per share)	(c)	(341,250)	-	-	(341,250)
Loss from continuing operations -U.S. GAAP		$ (2,888,893)	$ (18,803)	$ (1,938,479)	$ (585,769)
Adjustments to discontinued operations:					
Loss from discontinued operations -Canadian GAAP		$ (8,352,164)	$ (87,094)	$ (6,253,970)	$ (1,973,087)
Gain on disposal on mineral property written-off in previous period under U.S. GAAP but not previously written-off under Canadian GAAP	(a)	96,052	-	-	96,052
Deferred exploration costs incurred in prior periods and written-off under Canadian GAAP in current period	(a)	673,370	-	-	653,861
Deferred exploration costs incurred and not written-off in current period under Canadian GAAP	(a)	(769,422)	-	-	-
Loss from discontinued operations -U.S. GAAP		$ (8,352,164)	$ (87,094)	$ (6,253,970)	$ (1,223,174)
Loss from continuing operations -U.S. GAAP		$ (2,888,893)	$ (18,803)	$ (1,938,479)	$ (585,769)
Loss from discontinued operations -U.S. GAAP		(8,352,164)	(87,094)	(6,253,970)	(1,223,174)
Net Loss - U.S. GAAP		$ (11,241,057)	$ (105,897)	$ (8,192,449)	$ (1,808,943)

(Expressed in Canadian Dollars)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

		Year Ended November 30,		
		2001	2000	1999
Loss per share from continuing operations - U.S. GAAP	(c)	$ (0.002)	$ (0.213)	$ (0.150)
Loss per share from discontinued operations - U.S. GAAP	(c)	$ (0.007)	$ (0.688)	$ (0.312)
Primary loss per share - U.S. GAAP	(c)	$ (0.009)	$ (0.901)	$ (0.462)
Weighted average shares outstanding - U.S. GAAP	(c)	11,246,560	9,092,816	3,913,834

The impact of the above differences between Canadian and United States generally accepted accounting principles on capital stock and accumulated deficit is as follows:

		Number of Shares	Common Shares Issued and Fully Paid	Deficit Accumulated	Total
November 30, 2001					
Shareholders' deficiency at November 30, 2001 - Canadian GAAP		11,621,560	$6,543,565	$ (8,983,134)	$(2,439,569)
Cumulative compensation expense on granting of stock options	(b)	-	1,916,673	(1,916,673)	-
Cumulative compensation expense on release of common shares from escrow	(c)	-	341,250	(341,250)	-
		-	2,257,923	(2,257,923)	-
Shareholders' deficiency at November 30, 2001 - U.S. GAAP		11,621,500	$8,801,488	$(11,241,057)	$(2,439,569)
November 30, 2000					
Shareholders' deficiency at November 30, 2000 - Canadian GAAP		11,621,560	$6,543,565	$ (8,877,237)	$(2,333,672)
Cumulative compensation expense on granting of stock options	(b)	-	1,916,673	(1,916,673)	-
Cumulative compensation expense on release of common shares from escrow	(c)	-	341,250	(341,250)	-
		-	2,257,923	(2,257,923)	-
Shareholders' deficiency at November 30, 2000 - U.S. GAAP		11,621,560	$8,801,488	$(11,135,160)	$(2,333,672)

ACTIVE ASSETS & ASSOCIATES INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Active Assets & Associates Inc. (the "Company") will be held in the Conference Room, Lower Main, 1055 West Hastings Street, Vancouver, British Columbia on Thursday, May 30, 2002, at the hour of 10:00 a.m. (local time), for the following purposes:

(a) To receive the report of the Directors;

(b) To receive the financial statements of the Company for the fiscal year ended November 30, 2001, together with the report of the auditors thereon;

(c) To appoint auditors and to authorize the Directors to fix their remuneration;

(d) To confirm the number of Directors at four;

(e) To elect Directors;

(f) To approve any alterations to outstanding stock options held by insiders and the cancellation and re-granting of stock options to insiders during the ensuing year;

(g) To approve a change of business of the Company to the natural resource industry; and

(h) To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Company's audited financial statements for the fiscal year ended November 30, 2001 and the Directors' Report to the Shareholders accompany this Notice.

Members who are unable to attend the Meeting are requested to complete, date, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, the 16th day of April, 2002.

BY ORDER OF THE BOARD

"signed"
Mario Szotlender, President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

ACTIVE ASSETS & ASSOCIATES INC.

INFORMATION CIRCULAR
as at March 29, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Active Assets & Associates Inc. (the "Company") for use at the Annual General Meeting of Members of the Company to be held on Thursday, May 30, 2002 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors of the Company. **A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY**. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 355 Burrard Street, Suite 830, Vancouver, British Columbia, V6C 2G8, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES AND DISCRETIONARY POWERS

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 11,621,560 fully paid and non-assessable Common shares, each share carrying the right to one vote. **THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.**

Any member of record at the close of business on April 15, 2002 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 187 of the *Company Act* (British Columbia), the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Mario Szotlender, Simon Ridgway and Henry Neugebauer.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Country of Residence (1)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares (1)
MARIO SZOTLENDER Director & President Resident of Venezuela	President of the Company and Tombstone Explorations Co. Ltd.	May 30, 1995 to present	878,157
SIMON RIDGWAY Director Resident of Canada	President of Radius Explorations Ltd. and Pillar Resources Inc.; Director of the Company	Nov. 5, 1996 to present	355,429(2)
HENRY NEUGEBAUER Director Resident of Canada	Director of the Company.	May 10, 1995 to present	236,000
TIM OSLER Director Resident of Canada	Operations Manager, Tombstone Explorations Co. Ltd. and Radius Explorations Ltd.	May 30, 1995 to present	80,500

NOTES:

(1) The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Of these shares, 87,500 are registered in the name of Elvietri Holdings A.V.V., a company wholly owned by Mr. Ridgway.

EXECUTIVE COMPENSATION

During the fiscal year ended November 30, 2001, the Company had one "executive officer" within the meaning of the definition set out in Form 51-904F to the Securities Act of British Columbia, "Statement of Executive Compensation". As required by Form 51-904F, the following discloses the compensation paid or payable by the Company to Mario Szotlender, the President (hereinafter referred to as the "Executive Officer").

Compensation to the Executive Officer

The following sets forth the details of all compensation paid or payable to the Executive Officer during the last three fiscal years:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Mario Szotlender	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	1999	N/A						

Stock Options Granted to the Executive Officer

The following sets forth the details of stock options granted to the Executive Officer during the past fiscal year:

OPTION/SAR GRANTS

Name	Securities Under Options/ SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price	Market Value of Securities Under-lying Options/ SARs on the Date of Grant	Expiration Date
Mario Szotlender	Nil	N/A	N/A	N/A	N/A

Stock Options Exercised by the Executive Officer

The following sets out the details of stock options exercised by the Executive Officer during the past fiscal year:

AGGREGATED OPTION/SAR EXERCISES

Name	Securities Acquired On Exercise	Exercise Price Per Share	Aggregate Value Realized	Unexercised Options/SARs at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End Exercisable/ Unexercisable
Mario Szotlender	Nil	N/A	N/A	100,000	Nil

Compensation to Directors

The Company has no pension or other arrangement for non-cash compensation to its directors, other than stock options. The Company may alter the terms of or grant new stock options to its directors and executive officers to purchase shares in the capital stock of the Company in accordance with the Company's Directors' and Employees' Share Option Plan and the policies of the Canadian Venture Exchange in effect at the time of alteration or granting. See "Particulars of Other Matters to be Acted Upon".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since December 1, 2000 which has materially affected or would materially affect the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint Campbell, Saunders & Co. as auditors of the Company and to authorize the directors to fix their remuneration. Campbell, Saunders & Co. were first appointed auditors of the Company on May 30, 1996.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Stock Options

The Canadian Venture Exchange (the "Exchange") requires disinterested shareholder approval to the alteration of the material terms of outstanding stock options held by insiders of the Company, including a decrease in the exercise price, an increase in the number of shares, or the extension of the option term. Disinterested shareholder approval is also required where the Company cancels an existing option held by an insider, and grants a new option to such insider within one year.

As the Company may alter the terms of outstanding stock options held by insiders as described above, or cancel and grant new stock options to insiders during the ensuing year, the members will be asked at the Meeting to pass an ordinary resolution in the following terms:

> "RESOLVED that any alterations to outstanding stock options held by insiders of the Company and the cancellation and re-granting of stock options to insiders of the Company at any time until the next annual general meeting, on terms within the policies of the Canadian Venture Exchange in effect at the time of alteration or granting, be and the same are hereby approved."

As required by the Exchange's policies, insiders of the Company and their associates will not vote on the foregoing resolution.

B. <u>Change of Business</u>

When the Company was first listed on the Vancouver Stock Exchange in 1996, it was operating in the mineral exploration sector. In December 1999, it changed its business to high technology/internet; however, the development of the Company's e-commerce project was halted a year later. Management proposes to revert the Company's business back to mineral exploration and development, and to immediately acquire a new project and conduct exploration work thereon. In accordance with the rules and policies of the Exchange, such a change of business requires approval by the shareholders of the Company.

Accordingly, the members will be asked at the Meeting to pass an ordinary resolution in the following terms:

> "RESOLVED that the change of business of the Company from a high technology company to a natural resource exploration company be and the same is hereby approved and confirmed."

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

DATED at Vancouver, British Columbia, the 29th day of March, 2002.

BY ORDER OF THE BOARD

"signed"
Mario Szotlender, President

QUARTERLY AND YEAR END REPORT

British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ACTIVE ASSETS & ASSOCIATES INC.	**February 28, 2002**	02 04 29

ISSUER ADDRESS
830 – 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 2G8**	**604-682-1514**	**604-688-5288**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon Ridgway	**Director**	**604-688-5288**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Mario Szotlender**	02 04 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Henry Neugebauer**	02 04 29

ACTIVE ASSETS

FEBRUARY 28, 2002 QUARTERLY REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See accompanying unaudited consolidated financial statements for the three months ended February 28, 2002.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Statement of Operations in Schedule A, Financial Statements.

2. Related Party Transactions: - See Note 4 in Schedule A, Financial Statements.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

   (a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Nil							

   (b) Options Granted

Date Granted	Number	Name of Optionee	Exercise Price	Expiry Date
Nil				

4. Summary of Securities as at the End of the Reporting Period

   (a) Authorized share capital: 50,000,000 common shares without par value.
   (b) Shares issued and outstanding: 11,621,560 common shares, with a recorded value of $6,543,565.
   (c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date
Stock options	165,000	$0.39	Sept. 10, 2002
Stock options	25,000	$0.25	Feb. 7, 2004
Stock options	47,000	$0.30	Feb. 9, 2004
Stock options	170,000	$0.75	Nov. 23, 2004
Stock options	110,000	$0.75	Feb. 7, 2005
Stock options	50,000	$1.25	May 31, 2005
Stock options	100,000	$1.32	Aug. 20, 2005
Stock options	55,000	$0.50	Oct. 30, 2005

(d) Shares held subject to escrow agreement: 375,000
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Mario Szotlender	Director & President
Simon T. Ridgway	Director
Henry E. Neugebauer	Director
Tim R. Osler	Director
Sally Whittall	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS (for the three months ended February 28, 2002)

At the last annual general meeting held in May, 2001, the shareholders of Active Assets approved a possible 1:10 share consolidation and change of name of the Company. Management is now in the process of effecting the consolidation and changing the Company name to "Focus Ventures Ltd.".

In order to clear up outstanding accounts payable, the Company has signed agreements to settle debts owing to creditors totaling approximately $540,000 by the issuance of post-consolidation shares. In accordance with the policies of the Canadian Venture Exchange, the minimum debt/share conversion price will be $1.00 (post-consolidated), and the shares will have a four-month hold period. The issuance of the shares is subject to Exchange acceptance.

In addition, the Company will formally delay the requirement to repay any portion of existing shareholders' loans in the total amount of $1,275,537 by issuing to such shareholders convertible debentures having a conversion deadline of two years. The debentures will pay no interest, and will be convertible into 1,275,537 units at a deemed price of $1.00 per unit. Each unit will consist of one post-consolidated share and a warrant to purchase one share at $1.00, exercisable for one year. If the Company's shares trade, prior to the conversion deadline, over $1.00 for 15 consecutive trading days, then the debentureholders will have the option to have their debentures converted at that time. The Company may pay off the loans in cash at any time prior to conversion.

Once the foregoing transactions have been completed, management believes that the Company will be in a position to attract equity financing, which in turn will allow it to return to the resource sector and conduct exploration work on a property of merit. In this connection, the members of the Company will be asked, at the annual general meeting to be held on May 30, 2002, to approve a change of business of the Company from high technology/e-commerce to natural resource (mineral exploration and development). In addition, management is presently negotiating to secure private placement funding for the Company in the very near future.

As at February 28, 2002, the Company had a working capital deficiency of approximately $2.46 million. No financings were completed in the last quarter. Until the Company completes its proposed financing, ongoing corporate overhead costs will continue to be restricted to meeting the Company's regulatory obligations.

ON BEHALF OF THE BOARD OF DIRECTORS

"signed"
Mario Szotlender, President

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2002

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	February 28, 2002	November 30, 2001
ASSETS		
CURRENT		
Cash and short term deposits	$ 4,647	$ 6,162
Advances and other receivables	750	750
	5,397	6,912
CAPITAL ASSETS	24,470	26,454
	$ 29,867	$ 33,366
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$1,201,775	$ 1,197,397
Loan advances	1,275,538	1,275,538
	$2,477,313	$ 2,472,935
DEFICIT LESS CAPITAL STOCK		
DEFICIT	(8,991,011)	(8,983,134)
SHARE CAPITAL	6,543,565	6,543,565
	(2,447,446)	(2,439,569)
	$ 29,867	$ 33,366

APPROVED BY THE DIRECTORS:

"signed", Director
Mario Szotlender

"signed", Director
Simon Ridgway

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended February 28,	
	2002	2001
DEFICIT - BEGINNING OF PERIOD	$8,983,134	$ 8,877,237
Net loss for the period	7,877	6,764
DEFICIT - END OF PERIOD	$8,991,011	$ 8,884,001

ACTIVE ASSETS & ASSOCIATES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended February 28,	
	2002	2001
REVENUE		
Interest income	$ 11	$ 500
EXPENSES		
Accounting and legal	2,000	-
Amortization	1,984	2,834
Bank charges and interest	18	47
Office and miscellaneous	1,072	-
Regulatory and stock exchange fees	20	1,920
Rent and utilities	1,159	-
Telephone and fax	319	75
Transfer agent fees	1,316	-
	7,888	4,876
LOSS FROM CONTINUING OPERATIONS	$ 7,877	$ 4,376
DISCONTINUED OPERATIONS - INTERNET AUCTION SITE DEVELOPMENT		
EXPENSE		
Telephone and fax	$ -	$ 2,388
LOSS FROM DISCONTINUED OPERATIONS	$ -	$ 2,388
NET LOSS FOR THE PERIOD	$ 7,877	$ 6,764
LOSS PER SHARE BEFORE CONTINUING OPERATIONS	$ 0.0007	$ 0.0004
LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$ -	$ 0.0002
NET LOSS PER SHARE	$ 0.0007	$ 0.0006
WEIGHTED AVERAGE NUMBER OF SHARES	11,621,560	11,621,560

ACTIVE ASSETS & ASSOCIATES INC.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended February 28,	
	2002	2001
OPERATING ACTIVITIES		
Loss for the period from continuing operations	$ (7,877)	$ (4,376)
Item not involving cash		
Amortization	1,984	2,834
	(5,893)	(1,542)
Loss for the period from discontinued operations	-	(2,388)
Changes in non-cash working capital items	4,378	(9,109)
	(1,515)	(13,039)
DECREASE IN CASH	(1,515)	(13,039)
Cash - beginning of period	6,162	23,113
CASH - END OF PERIOD	$ 4,647	$ 10,074

1. Continuance of Operations

For the three month period ended February 28, 2002 the Company incurred a net loss of $7,877. As at February 28, 2002 the Company had a working capital deficiency of $2,471,916 and its liabilities exceeded its assets by $2,447,446. The Company's ability to continue is dependent upon the Company obtaining additional financing and negotiating settlement terms with its creditors.

The Company has discontinued its development of the international internet auction site due to unfavourable market conditions and lack of funds. The Company has no business activity, other than attempting to negotiate terms of settlement with certain creditors and raise sufficient funds to discharge its liabilities.

2. Loss Per Share

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

3. Capital Stock

As at February 28, 2002, the following share purchase options were outstanding:

Type	Number	Exercise Price	Expiry Date
Directors	135,000	0.39	September 10, 2002
Employees	30,000	0.39	September 10, 2002
Employees	25,000	0.25	February 07, 2004
Employees	47,000	0.30	February 09, 2004
Employees	170,000	0.75	November 23, 2004
Employees	110,000	0.75	February 07, 2005
Employees	50,000	1.25	May 31, 2005
Employees	100,000	1.32	August 20, 2005
Employees	55,000	0.50	October 30, 2005
	722,000		

4. Related Party Transactions

Related party transactions comprise the following:

a. Accounts payable and accrued liabilities include $293,252 (2001 – $291,022) in amounts owing to companies which have certain common directors with the Company. The majority of these amounts arose from the allocation of shared overhead expenses.

b. The Company has amounts owing to directors and shareholders. At present they are unsecured, interest-free and have no fixed terms of repayment. The Company is in the process of negotiating terms of settlement for the loans. They comprise the following:

Director	$ 186,336
Director	572,092
Shareholder	100,000
Shareholder	77,110
Company controlled by director	21,000
Director	131,000
Shareholder	130,000
Shareholder	58,000
	$1,275,538

5. Discontinued Operations

During the year ended November 30, 1999, the Company changed its business from a resource company exploring mineral properties to a company developing an international internet auction site for big ticket industrial equipment and excess inventory.

On February 4, 1999, the Company entered into an agreement with a team of computer technologists having expertise in the business of e-commerce and operating under the name, E-Stores Direct Corporation (E-Stores) and under the website www.CanadaDirect.com. The principals of E-Stores had started an internet business focusing initially on the sale of computer hardware on-line. The Company was granted the right and option to acquire 100% of E-Stores (E-Stores was a start-up company) and to enter into employment/development and marketing contracts with its principals.

Since February 4, 1999, the Company funded the operations of E-Stores, initially focusing on enhancement of the website and the marketing of products to be sold on-line. Subsequently the Company enlarged the business to include the development of an international auction website for big ticket industrial equipment and excess inventory.

5. **Discontinued Operations** (Cont'd)

On December 24, 1999 the Company exercised the option and acquired E-Stores in consideration of:

a. having funded E-Stores during the Development Period to a minimum of $450,000;

b. 1) paying the principals of E-Stores $50,100 cash and issuing to them 250,000 in shares of the Company;

2) reserving for allotment to the principals of E-Stores 3,000,000 performance shares in the capital of the Company, to be issued and earned out in accordance with the policies of the Canadian Venture Exchange (the "Exchange");

On March 15, 2000, the name of E-Stores was changed to Active Assets & Associates (Canada) Inc.

The fair value of assets acquired and liabilities assumed were as follows:

Cash	$ 17,659
Accounts receivable	102,323
Capital assets	122,975
Accounts payable	(5,357)
Total purchase price	237,600
Common shares issued by the Company	(187,500)
Cash of subsidiary acquired	(17,659)
Cash paid net of cash acquired	$ 32,441

The Company set up a United States subsidiary to develop the international internet auction site and network of associates.

During the year ended November 30, 2000, the Company discontinued its development of the international internet auction site in view of unfavourable market conditions and lack of funds.

6. **Geographic Segmented Information**

During the year ended November 30, 1999 the Company's business changed from the exploration of mineral resource properties to the development of an international internet auction site for big ticket industrial equipment and excess inventory. During the year ended November 30, 2000, the Company concentrated its effort on the development of the international internet auction site. This business was discontinued in 2000. All of the Company's assets are located in Canada as at February 28, 2002.

ACTIVE ASSETS

NEWS RELEASE **April 29, 2002**

CONSOLIDATION AND NAME CHANGE TO PROCEED

Further to the Company's news release of February 19, 2002, the Board of Directors of Active Assets has decided to proceed, subject to stock exchange acceptance, with a 10:1 share consolidation and a change of the name of the Company to "Focus Ventures Ltd.".

The share consolidation will put the Company in the position to attract new business opportunities in the resource sector and to raise equity financing. The issued capital of the Company is presently 11,621,560 common shares, and would become 1,162,156 following the consolidation.

The $540,000 in debts owing to creditors will now be settled after the consolidation has been effected. Accordingly, approximately 540,000 post-consolidated shares will be issued at a deemed price of $1.00 each.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"signed"*
Mario Szotlender, President

CONTACT INFORMATION:
355 Burrard Street, Suite 830
Vancouver, BC V6C 2G8, Canada
Tel: 604-688-5288
Fax: 604-682-1514